

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT



SEC MAIL
RECEIVED
PROCESSING
MAR 01 2006
WASH. D.C.
152
SECTION

SEC FILE NUMBER
8-35941

FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

The Blackstone Group L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

345 Park Avenue
(No. and Street)

New York	New York	10154
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis J. Walsh — 212-583-5688
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 08 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Affirmation

STATE OF NEW YORK)
COUNTY OF NEW YORK) SS:

I, Michael A. Puglisi, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to The Blackstone Group L.P. for the year ended December 31, 2005, are true and correct. I further affirm that neither the Partnership nor any partner or principal officer has any proprietary interest in any account classified solely as that of a customer.



Michael A. Puglisi
Chief Financial Officer

Subscribed and sworn before me
this 22nd day of February 2006



MARSHA OVERBY
Notary Public, State of New York
No. 01OV6043968
Qualified in New York County
Commission Expires June 26, 2006

The Blackstone Group L.P.
(SEC I.D. No. 8-35941)

Statement of Financial Condition

as of December 31, 2005
and Independent Auditors' Report
and Supplemental Report on
Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com


SEC MAIL PROCESSING
RECEIVED
MAR 01 2006
WASH, D.C.
152
SECTION

Independent Auditors' Report

To the Partners of
The Blackstone Group L.P.:

We have audited the accompanying statement of financial condition of The Blackstone Group L.P. (the "Partnership") as of December 31, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of The Blackstone Group L.P. at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 22, 2006

The Blackstone Group L.P.
Statement of Financial Condition
as of December 31, 2005

ASSETS

Cash and cash equivalents	$25,130,827
Accounts receivable, net of allowance for doubtful accounts of $2,011,290	37,489,834
Prepaid expenses	10,147
Investment	2,011,817
Receivable from affiliates	502,066
Total assets	$65,144,691

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:	
Accounts payable and accrued expenses	$ 2,593,432
Deferred revenue	13,587
Payable to affiliates	3,302,517
Total liabilities	5,909,536
Partners' capital:	
General partner	592,351
Limited partner	58,642,804
Total partners' capital	59,235,155
Total liabilities and partners' capital	$65,144,691

See notes to statement of financial condition.

The Blackstone Group L.P.
Notes to Statement of Financial Condition
as of December 31, 2005

1. The Partnership

The Blackstone Group L.P. ("TBG" or the "Partnership"), a Delaware limited partnership, was formed on September 27, 1988 for the purpose of engaging in the investment banking advisory business specializing in corporate advisory services and corporate restructuring advisory services. The term of the Partnership shall continue until December 31, 2038 unless earlier dissolved and terminated in accordance with the amended and restated agreement of Limited Partnership dated November 30, 1988 (the "Partnership Agreement").

Blackstone Group Holdings L.P. ("BGH"), a holding partnership established for certain Blackstone entities engaged in the financial services business, is the 99% limited partner. The Blackstone Group Inc. ("TBG Inc.") is the 1% general partner.

Profits and losses are allocated in accordance with the Partnership Agreement.

2. Significant Accounting Policies

Cash and Cash Equivalents

The Partnership has defined cash and cash equivalents as cash and short-term, highly liquid investments with maturities of three months or less.

Revenue Recognition

Advisory transaction fees are recorded when services are substantially completed. Advisory retainer fees are recognized based on the terms of the advisory agreements. Interest income is recorded on the accrual basis.

Service fees are recognized as earned.

Unrealized gain represents the increase in market value of the investment.

Deferred revenue represents the receipt of advisory fees prior to such amounts being earned.

Fair Value of Financial Instruments

Cash and cash equivalents and receivables and payables are carried at amounts which approximate fair value.

Income Taxes

No provision for federal or state income taxes is recorded by the Partnership as the individual partners are responsible for such taxes based on their allocable share of the Partnership's taxable income. A local unincorporated business tax assessed on the Partnership's income is included in the accompanying Statement of Financial Condition.

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from the estimates included in the Statement of Financial Condition.

3. Transactions with Affiliates

Receivables and Payables

Receivable from affiliates totaling $502,066 is comprised of (i) $490,000 due from Park Hill Group Holdings LLC in connection with services provided for administrative and operational support, and (ii) $12,066 due from various affiliated entities for reimbursable costs.

Payable to affiliates totaling $3,302,517 is primarily comprised of amounts owed to affiliated entities for payments made on behalf of the Partnership and amounts owed by the Partnership to Blackstone Administrative Services Partnership L.P. ("BASP") for its share of Direct and Indirect Expenses paid on its behalf (as described below).

Administrative Fees

BASP, an affiliate of the Partnership, provides the Partnership and its affiliates with various office facilities, administrative and operational support services at cost ("Indirect Expenses"). Such Indirect Expenses are allocated among the Partnership and its affiliates based upon an established methodology. Under this methodology, expenses (compensation and benefits, occupancy and office services, communications, promotional and research, professional fees and other operating expenses) incurred by support service groups are allocated among the Partnership and its affiliates based on the agreed upon expense drivers of each support service group. Additionally, BASP pays, on behalf of the Partnership, expenses that can be attributed specifically to the Partnership ("Direct Expenses"). Such Direct Expenses are comprised principally of compensation and benefits, occupancy and office services, communications, promotional and research and professional fees. The Partnership reimburses BASP for its share of all Direct and Indirect Expense amounts paid on its behalf.

The Partnership does not charge or pay interest to affiliates on outstanding receivable and payable balances.

4. **Investment**

The Partnership held a payment-in-kind secured note (the "Note") for which the principal and accrued interest as of December 31, 2004 was $1,422,909. On August 2, 2005, the Note was converted to 114,961 shares of common stock. At December 31, 2005, the common stock was carried at a fair market value of $2,011,817.

5. **Concentration of Credit Risk**

The Partnership invests substantially all excess cash in an open-end money market fund and a money market demand account, which are included as cash and cash equivalents. The money market fund invests primarily in government securities and other short-term, highly liquid instruments with a low risk of loss. The money market demand account earns interest based on a short-term index backed by the full faith and credit of JPMorgan Chase Bankcorp. The Partnership continually monitors the fund's performance in order to manage any risk associated with these investments.

6. **Net Capital Requirements**

As a registered broker-dealer, the Partnership is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. Rule 15c3-1 requires the maintenance of minimum net capital, as defined, which shall be the greater of $5,000 or 6 ⅔% of aggregate indebtedness, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Partnership's net capital ratio was 0.32 to 1 and its net capital of $18,755,766 was $18,361,797 in excess of the minimum regulatory requirement.

7. **Defined Contribution Plan**

BASP provides a 401(k) plan (the "Plan") for (i) all full-time employees of BASP who have attained age 20 ½ and have been employed by the Partnership and related entities for at least six months; and (ii) all hourly employees who have attained age 20 ½ and have worked more than 1,000 hours. For certain finance and administrative professionals who are participants of the Plan, BASP contributes 2% of such professionals' pretax annual compensation up to a maximum of $1,600. In addition, BASP will contribute 50% of the first 4% of pretax annual compensation contributed by such professional participants with a maximum matching contribution of $1,600.

8. Commitments and Contingencies

Pursuant to a Guarantee Agreement dated March 31, 1994, as amended and expiring on March 2, 2021 (the "Guarantee Agreement"), the Partnership has guaranteed an affiliated entity's letter of credit issued to a third-party lessor. The letter of credit was established to guarantee occupancy rent payments for the affiliated entity's New York City offices in accordance with a master lease agreement that expires on December 31, 2020 (the "Master Lease Agreement"). The Partnership will be required to make payments under the Guarantee Agreement in the event that the affiliated entity is unable to meet its obligations under the Master Lease Agreement. The Partnership's maximum exposure relating to the Guarantee Agreement was approximately $2,366,000 at December 31, 2005.

From time to time the Partnership has been named as a defendant in litigation matters. Management believes that the ultimate resolution of these proceedings would not have a material effect on the financial statements.

9. Subsequent Events

On January 4, 2006 and January 25, 2006, the Partnership made $10 million in distributions to BGH, related to 2005 earnings.

On January 24, 2006, the Partnership sold the 114,961 shares of common stock held at December 31, 2005 for net proceeds of $2,011,817.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 22, 2006

The Blackstone Group L.P.
345 Park Avenue
New York, New York 10154

In planning and performing our audit of the financial statements of The Blackstone Group L.P. (the "Partnership") for the year ended December 31, 2005 (on which we issued our report dated February 22, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Partnership that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Partnership's internal control would not necessarily disclose all matters in the Partnership's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Partnership's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP